September 17, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Kate Beukenkamp
Dietrich King
Scott Stringer
Angela Lumley
Re: Pattern Group Inc.
Registration Statement on Form S-1, as amended
File No. 333-289810
Acceleration Request
Requested Date: September 18, 2025
Requested Time: 4:00 P.M. Eastern Time
To the addressees set forth above:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters, hereby join in the request of Pattern Group Inc. (the “Company”) for acceleration of the effective time of the above-referenced registration statement (the “Registration Statement”), requesting effectiveness as of 4:00 P.M., Eastern Time, on September 18, 2025, or at such later time as the Company or its outside counsel, Goodwin Procter LLP, may request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.
Pursuant to Rule 460 under the Securities Act, we, as representatives of the several underwriters, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.
We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
J.P. MORGAN SECURITIES LLC

As representatives of the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ William Connolly
Name: William Connolly
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Alice Takhtajan
Name: Alice Takhtajan
Title: Managing Director
[Signature Page to Underwriters’ Acceleration Request]